Exhibit 100.0

Jumio Joins NICE Actimize’s X-Sight Marketplace, the Industry’s
First Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, Jumio leverages advanced AI and biometrics to improve
ID and identity verification and meet KYC requirements

Hoboken, N.J., August 19, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and the leader in autonomous financial crime management, today announced that Jumio, a global leader in AI-powered identity verification, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

Jumio’s solutions help customers meet regulatory compliance, while reducing fraud and meeting strict Know Your Customer (KYC) and Anti-Money Laundering (AML) requirements, while simplifying the user experience. By leveraging Jumio’s advances with identity verification and biometric authentication, NICE Actimize clients will increase their ability to orchestrate the processes to fight financial crime in the onboarding of new customers, increase their insights in assessing customer risk, and better detect threats when assessing behavioral activities for money laundering and fraud risks.

Technology providers such as Jumio, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“Jumio is excited to develop this partnership with NICE Actimize as we bring our unique innovation and business value to financial services organizations looking to apply advanced AI and biometrics to bolster their financial crime operations,” said Stephen Kearney, head of worldwide partnerships, Jumio. “There is strong synergy and alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community. With the increased emphasis on digital identity and KYC, this is a perfect opportunity to help the community maintain compliance. We look forward to building our presence within this innovative community platform.”

“We are excited that Jumio, who shares our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About Jumio
Jumio’s mission is to make the internet a safer place by protecting the ecosystems of businesses through cutting-edge online identity verification and authentication services that quickly and accurately connect a person’s online and real-world identities. Jumio’s end-to-end identity verification solutions fight fraud, maintain compliance and onboard good customers faster. Leveraging advanced technology including augmented intelligence, AI, biometrics, machine learning, certified 3D liveness detection and human review, Jumio helps organizations meet regulatory compliance including KYC, AML and GDPR and definitively establish the digital identity of their customers. Jumio has verified nearly 200 million identities issued by over 200 countries and territories from real-time web and mobile transactions. Jumio’s solutions are used by leading companies in the financial services, sharing economy, digital currency, retail, travel and online gaming sectors. Based in Palo Alto, Jumio operates globally with offices in North America, Latin America, Europe and Asia Pacific and has been the recipient of numerous awards for innovation. For more information, please visit www.jumio.com.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.